SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                             ----------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934



                           For the month of: July 2005
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                               Given Imaging Ltd.
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               (Exact name of registrant as specified in charter)



                    2 Ha'Carmel Street, Yoqneam 20692, Israel
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                    (Address of principal executive offices)



     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                            Form 20-F X                        Form 40-F
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     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes                        No   X
                               ---                        ---
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                                EXPLANATORY NOTE


     On July 8, 2005, Given Imaging Ltd. (the "Company") held a conference call entitled "Given Imaging Ltd. Preliminary Earnings Conference Call" and the Company issued a press release entitled "Given Imaging Announces Preliminary Second Quarter Results." A copy of the transcript from the conference call and a copy of the press release are attached to this Form 6-K as Exhibits 99.1 and 99.2, respectively.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       GIVEN IMAGING LTD.


Date:    July 8, 2005                  By:    /s/ Ido Warshavski
                                           -------------------------------------
                                           Name:  Ido Warshavski
                                           Title: General Counsel & Corporate
                                                  Secretary
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                                  EXHIBIT INDEX


          The following exhibits are filed as part of this Form 6-K:


Exhibit   Description

99.1. Transcript of conference call held on July 8, 2005, entitled "Given Imaging Ltd. Preliminary Earnings Conference Call."

99.2. Press release dated July 8, 2005 entitled "Given Imaging Announces Preliminary Second Quarter Results."